UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1150

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,363,005

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,363,005

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,005

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 40.8%(2)

14	Type of Reporting Person IN

(1)         Excludes 195,579 shares of Common Stock reserved for issuance by the Issuer to the Reporting Person pursuant to the Issuer’s deferred compensation plan.

(2)         Based on 2,201,745 shares of Common Stock outstanding as of October 21, 2019, plus the following: (i) 678,572 shares of Common Stock issuable upon conversion of the 3,800,000 shares of Series B Preferred Stock (as defined herein); (ii) the Units (as defined herein); and (iii) the Options (as defined herein).

Explanatory Note

This Amendment No. 7 (this “Amendment”) to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Maryland corporation (the “Issuer”), and is being filed by Mr. Monty J. Bennett (the “Reporting Person”) in connection with the establishment of a trust by the Reporting Person for the benefit of one of the Reporting Person’s minor children. Except as specifically amended by this Amendment No. 7, the Schedule 13D, as amended, remains unchanged.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D, as amended, is hereby amended and supplemented as follows:

This Amendment is being filed by the Reporting Person to reflect the transfer by the Reporting Person from MJB Investments, LP to a trust for the welfare and benefit of one of the Reporting Person’s minor children of 80,000 shares of Series B Preferred Stock on October 21, 2019, pursuant to a divorce settlement. The shares of Series B Preferred Stock transferred pursuant to the divorce settlement are exercisable (at an exercise price of $140 per share) into an aggregate of approximately 14,286 shares of Common Stock.

The Reporting Person may engage in other discussions with the Issuer, its management and board of directors (or independent directors), other stockholders of the Issuer and other interested parties that may relate to the business, operations, assets, capitalization, financial condition, management, governance and board composition and strategic plans of the Issuer.

The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and the board of directors (or independent directors), other stockholders of the Issuer and other interested parties.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments issued by or relating to the Issuer or selling some or all of his beneficial or economic holdings relating to the Issuer and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a) of this Schedule 13D, as amended, is amended and restated to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 221,172 shares of Common Stock; (b) 462,206 shares of Common Stock issuable upon the exercise of options (“Options”) granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, 195,000 of which are vested and the remainder of which will vest, if at all, three years from the date of grant; (c) 1,054.82 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units” and together with the Common Stock and Options, the “Securities”); and (d) 678,572 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, held directly or indirectly by the Reporting Person.

The Reporting Person is deemed to beneficially own an aggregate of 1,363,005 shares of Common Stock (which consists of:  (w) 221,172 shares of Common Stock; (x) 462,206 shares of Common Stock issuable upon the exercise of Options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, 195,000 of which are vested and the remainder of which will vest, if at all, three years from the date of grant; (y) 1,054.82 Units; and (z) 678,572 shares of Common stock issuable upon the conversion of the Series B Preferred Stock), representing approximately 40.8% of the Issuer’s outstanding Common Stock. The Securities are held directly by the Reporting Person except as follows:

(i)        14,154 shares of Common Stock, 245,000 shares of Common Stock issuable upon exercise of Options and 143.04 Units are held indirectly by the Reporting Person through MJB Operating, LP;

(ii)       53,726 shares of Common Stock and 501.60 Units are held indirectly by the Reporting Person through Dartmore LP;

(iii)      115,477 shares of Common Stock, 664,286 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, and 35.91 Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iv)     11,602 shares of Common Stock and 109.24 Units are held indirectly by the Reporting Person through Reserve, LP IV;

(v)      18,450 shares of Common Stock and 186.36 Units are held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 18,450 shares of Common Stock and 186.36 Units held by Ashford Financial Corporation);

(vi)     7,763 shares of Common Stock and 78.67 Units are held indirectly by the Reporting Person through Reserve, LP III; and

(vii)    14,286 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held indirectly through a trust created for the benefit one of the Reporting Person’s minor children.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2019

By:	/s/ Monty J. Bennett
Monty J. Bennett